UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Peabody Energy Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

704549203
(CUSIP Number)

Adam Schreck Discovery Capital Management, LLC 20 Marshall Street, Suite 310 South Norwalk, Connecticut 06854 Telephone Number (203) 956-7953
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	704549203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Discovery Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,595,140

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,595,140

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,595,140

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	704549203

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert K. Citrone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,595,140

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,595,140

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,595,140

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	704549203

Item 1.	Security and Issuer.

The name of the issuer is Peabody Energy Corporation, a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 701 Market Street, St. Louis, Missouri 63101-1826.  This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed jointly by Discovery Capital Management, LLC, a Connecticut limited liability company ("Discovery") and Robert K. Citrone, a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 20 Marshall Street, Suite 310, South Norwalk, Connecticut 06854.

(c)	Robert K. Citrone is the managing member of Discovery. The principal business of the Discovery is serving as an investment adviser to its clients.

(d), (e)
During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  The Reporting Persons disclaim membership in a group.  See Item 4 below.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of Discovery's clients, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion.  No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.

 Discovery is a member of an ad hoc committee of holders of Unsecured Senior Notes (as defined in Item 6 below).  As a member of such committee, Discovery has been and will continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and debt holders and others regarding the reorganization of the Issuer.  Notwithstanding the generality of the foregoing, Discovery, as part of such ad hoc committee, consented to a Joint Plan of Reorganization (the "Plan") filed with the United States Bankruptcy Court by the Issuer and certain of its subsidiaries.  The Plan is described in the Plan Term Sheet attached as Exhibit 99.1 to the Issuer's Form 8-K filed on December 23, 2016 and is incorporated herein by reference.  Pursuant to the Plan, upon the Issuer's emergence from bankruptcy Discovery has the right to appoint a director to the Issuer's new nine-member board of directors and the right to be a member of a selection committee that will select four additional directors.

Notwithstanding the Reporting Persons' participation in the ad hoc committee described herein, the Reporting Persons have not entered into any agreement or understanding to act together with the other participants of such committee for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer; therefore, the Reporting Persons disclaim membership in a group, for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "Exchange Act"), with the other participants of the ad hoc committee.  Furthermore, the Reporting Persons disclaim beneficial ownership of any Shares held by any other members of the ad hoc committee.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares beneficially owned by any of the members of the ad hoc committee or any other person having an interest in the Plan (other than the Reporting Persons) for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

Except as set forth above, the Reporting Persons have no plans or proposals as of the date of this filing that would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present board of directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be delisted from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 1,595,140 Shares, constituting 8.6% of the Shares, based upon *18,500,000 Shares outstanding.

Discovery has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,595,140 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,595,140Shares.

Robert K. Citrone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,595,140 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,595,140 Shares.

The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the number of outstanding Shares at October 31, 2016, as reported in the Form 10-Q filed by the Issuer on November 3, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Shares reported herein, clients of Discovery own (i) $186,220,000 notional value of 4.75% convertible junior subordinated debentures due on December 15, 2041, (ii) $394,769,000 notional value of 6.00% senior notes issued in November 2011 and due November 2018 (the "2018 Senior Notes"); (iii) $101,032,000 notional value of 6.50% senior notes issued in August 2010 and due in September 2020 (the "2020 Senior Notes"); (iv) $124,425,760 notional value of 6.25% senior notes issued in November 2011 and due in November 2021 (the "2021 Senior Notes"); and (v) $31,935,000 notional value of 7.875% senior notes issued in October 2006 and due in November 2026 (the "2026 Senior Notes" and, together with the 2018 Senior Notes, the 2020 Senior Notes and the 2021 Senior Notes, the "Unsecured Senior Notes"). The Reporting Persons are deemed to have beneficial ownership over all such securities through their roles described above in Item 2(c).

Discovery is a party to (i) the Plan Support Agreement attached as exhibit 10.1 to the Issuer's Form 8-K filed on December 23, 2016 and incorporated herein by reference (the "December 23rd Report"), (ii) the Private Placement Agreement attached as exhibit 10.2 to the December 23rd Report, as amended by Amendment No. 1 thereto attached as exhibit 10.1 to the Issuer's Form 8-K filed on December 30, 2016 and incorporated by reference herein (the "December 30th Report") and (iii) the Rights Offering and Backstop Commitment Agreement attached as exhibit 10.3 to the December 23rd Report, as amended by Amendment No. 1 thereto attached as exhibit 10.2 to the December 30th Report.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2017
(Date)

Discovery Capital Management, LLC* By: Robert K. Citrone By: /s/ Robert K. Citrone
(Signature)

Robert K. Citrone, Managing Member
(Name/Title)

/s/ Robert K. Citrone *
Robert K. Citrone

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated January 3, 2017, relating to the Common Stock, $0.01 par value of Peabody Energy Corporation shall be filed on behalf of the undersigned.

January 3, 2017
(Date)

Discovery Capital Management, LLC By: Robert K. Citrone By: /s/ Robert K. Citrone
(Signature)

Robert K. Citrone, Managing Member
(Name/Title)

/s/ Robert K. Citrone
Robert K. Citrone

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

10/19/2016	Common Stock, $0.01 par value	1,387,131		$5.1673
10/19/2016	Common Stock, $0.01 par value	208,009		$5.1969